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Exhibit 12.1

Quebecor Media Inc.

Statement Regarding Calculation of Ratio of Earnings to Fixed Charges
as Disclosed in Quebecor Media Inc.'s prospectus in connexion with the Registration Statement on Form F-4 filed on November 20, 2007

        For the purpose of calculating the ratio of earnings to fixed charges disclosed in Quebecor Media Inc.'s prospectus in connexion with the Registration Statement on Form F-4 filed on November 20, 2007, (i) earnings consist of net income (loss) plus non-controlling interest in subsidiary, income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense. For the years ended December 31, 2002 and 2006 and for the nine-month period ended September 30, 2006, earnings, as calculated under Canadian GAAP, were inadequate to cover our fixed charges, and the coverage deficiency was $209.2 million, $231.1 million and $153.7 million, respectively. For the year ended December 31, 2006 and for the nine-month period ended September 30, 2006, earnings, as calculated under U.S. GAAP, were inadequate to cover our fixed charges, and the coverage deficiency was $162.9 million and $79.9 million, respectively.

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Quebecor Media Inc. Statement Regarding Calculation of Ratio of Earnings to Fixed Charges as Disclosed in Quebecor Media Inc.'s prospectus in connexion with the Registration Statement on Form F-4 filed on November 20, 2007